JONES DAY

2727 North Harwood Street, Dallas Texas  75201-1515
Mailing Address:  P.O. Box 660623 Dallas, Texas 75266-0623
Telephone: (214) 220-3939     Facsimile:  (214) 969-5100

August 29, 2006

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:    Federated Department Stores, Inc.
          Form 10-K/A for Fiscal Year Ended January 28, 2006
          Filed June 6, 2006
          Form 10-Q for Fiscal Quarter Ended April 29, 2006
          Filed June 8, 2006
          File Number 1-13536

Dear Mr. Moran:

     On behalf of Federated Department Stores, Inc. (the "Federated"), we are writing to respond to your letter dated August 18, 2006 containing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in regard to the above referenced filings.

     We have included the text of the Staff's comments preceding each of Federated's responses. Set forth below are Federated's responses to the comments presented in your letter.

Form 10-K, for the year ended January 28, 2006

General

1.     Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

  Response: Federated notes the Staff's comment.

Item 1. Business

General

 2.     Please disclose in future filings in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services.  Refer to Item 101(c)(1)(i) of Regulation S-K.

  Response: In future filings of its Form 10-K, Federated proposes to include disclosure similar to the following with respect to the percentage of sales contributed by each class of similar products for each fiscal year presented:

  For 2006, 2005 and 2004, the following merchandise constituted the following percentages of sales:

	2006	2005	2004
Feminine Accessories, Intimate Apparel, Shoes and Cosmetics	XX%	XX%	XX%
Women's Apparel	XX%	XX%	XX%
Men's and Children's	XX%	XX%	XX%
Home / Miscellaneous	XX%	XX%	XX%
Total	100%	100%	100%

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

 3.     You disclose in the last paragraph on page 13 that you expect the merger with May Department Stores to accelerate the growth of comparable store sales. Please explain your basis for stating that investors can expect the merger to accelerate the growth of comparable store sales.

  Response: Federated's expectation that the merger with May Department Stores will accelerate the growth of comparable store sales is based upon (i) its resultant ability to obtain more highly differentiated merchandise, and more merchandise on an exclusive basis, from vendors on acceptable terms, (ii) its resultant ability to tailor merchandise assortments more specifically by geographic location at former May locations, (iii) its resultant ability to offer legacy Federated private label merchandise (which has generally enjoyed greater customer acceptance than legacy May private label merchandise) at former May locations, (iv) its resultant ability to benefit from national advertising campaigns leveraging the "Macy's" tradename, and (v) as a result of the foregoing and other factors, its expectations regarding increases in sales at former May locations to levels more commensurate with those achieved by legacy Federated locations.

4.     You disclose the expectation of realizing $175 million in cost savings in 2006 as a result of the merger with May Department Stores. Please disclose the actual amount realized along with the related functions eliminated so that investors can better understand the actual benefits being realized from integrating the acquired operations during 2006.

  Response: Federated proposes to disclose in its future Form 10-Q filings for 2006 whether it continues to expect (as it currently does) to realize $175 million in cost savings in 2006, and to disclose in its Form 10-K for 2006 whether it has achieved such cost savings in 2006. Federated proposes to disclose in both such future Form 10-Q and Form 10-K filings that such cost savings result, in part, from (i) consolidation of divisional headquarters of four legacy May divisions, including Filene's/Kaufmann's, Robinsons-May, Hecht's/Strawbridge's and Foley's, with legacy Federated divisional headquarters, (ii) elimination of the May corporate office and the May buying function, and (iii) adoption of best practices with respect to systems, logistics, store operations and credit management.

Results of Operations, Page 15

General

 5.     Please consider revising your disclosure to include the dollar amount of overall change of each revenue and expense line item for each year over year comparison presented. We believe presenting this additional information will be a significant improvement over your current disclosure, as well as help investors develop a better perspective on the information you currently present and assist them in understanding the material changes that occurred in your operations during the current fiscal year when compared to the prior year. Refer to Item 303(a)(3) of Regulation S-K.

  Response: In its future filings, Federated proposes to enhance its disclosure by including the dollar amount of overall change in each revenue and expense line item for each year-over -year comparison presented, except to the extent that Federated may determine in particular instances that disclosure of such dollar amounts is not meaningful to investors. An excerpt from Federated's 2005 Form 10-K, annotated to include this enhanced disclosure, is included in Appendix A to this letter.

6.     Please clarify in your disclosure which stores you include in your comparable store sales data, including how you handle major renovations, and store relocations. For stores acquired in recent acquisitions that have been open more than one year that may not yet carry the Macy's or Bloomingdale's nameplate, we believe you should also disclose the change in comparable store sales for these stores, along with an explanation of how you calculate this information and what stores have been included.

  Response: As noted on page 15 of Federated's 2005 Form 10-K, Federated defines "comparable store sales" as sales from Bloomingdale's and Macy's stores in operation throughout the fiscal years being compared and all Internet and mail order sales from continuing businesses for such fiscal years. The Staff is supplementally advised that stores undergoing renovation or relocation are included unless there is a significant suspension of operations in connection with the renovation or relocation. Because the treatment of renovated or relocated stores is consistent with the definition referred to above, Federated does not believe that the requested clarification is necessary.

  Federated believes that its concept of comparable store sales provides investors with a useful measure of the performance of stores that are operating in accordance with Federated's plan to operate all of its stores under the "Macy's" or "Bloomingdales" trade names and in accordance with Federated's merchandising plans. Conversely, continuing stores acquired in the May acquisition are in the process of being rebranded and their merchandise assortments are being replaced with Federated merchandise assortments, and may be experiencing other effects of post-acquisition integration.

  Federated further notes that the transition of the acquired stores is nearing completion and that, commencing with the first quarter of 2007, all stores that were in operation throughout the fiscal years being compared will be included in comparable store sales.

7.     Please quantify in dollars the amount of sales attributable to new stores opened during the year, the incremental full year affect of stores opened in the prior year and the increase in same store sales in your discussions of the changes in net sales so that investors can better understand how this component impacted the overall change in store net sales from year to year. Refer to Item 303(a)(3) of Regulation S-K.

  Response: Federated discloses information regarding both period-over-period total sales and period-over-period comparable store sales, with the effects of recently opened stores being included in the former and excluded from the latter. Federated believes that segregated information about recently opened stores would not be useful to investors because sales attributable to new stores opened during a given fiscal year and new stores opened in the prior fiscal year historically have not represented a significant component of total annual sales. In addition, Federated believes it is premature to evaluate a new store's performance until it has been in operation throughout a completed fiscal year.

8.     Please disclose if you expect current trends in your revenue and expense line items impact future periods as required by Item 303(a)(3) of Regulation S-K.

  Response: Federated is aware of the requirements of Item 303(a)(3) of Regulation S-K in relation to the disclosure of forward-looking information and will comply with such requirements in its future filings.

Comparison of the 52 Weeks Ended January 28, 2006 and the 52 Weeks Ended January 29, 2005, Page 15

 9.     Please revise your disclosure to more clearly explain the impact that the acquisition of the May Department Stores had on your results of operations, including how the acquisition affected major revenue and expense line items during fiscal 2005. Refer to Item 303(a)(3) of Regular S-K.

  Response: In its Form 10-K filing for 2006, Federated proposes to enhance its disclosure with respect to the impact that the May acquisition has had on its results of operations in 2005. An excerpt from Federated's 2005 Form 10-K, annotated to include this enhanced disclosure, is included in Appendix A to this letter.

10.     You disclose several factors that contributed to the increase in selling, general and administrative expenses for each of the years presented, but do not clearly quantify their impact and the dollar amount they contributed to the overall change during fiscal 2005. Please revise your disclosure accordingly. See Item 303(a)(3) of Regulation S-K.

  Response: In its future filings, Federated proposes to enhance its disclosure with respect to the impact and dollar amount of factors contributing to the overall change in SG&A expense for any given fiscal year as compared to the prior fiscal year.

Liquidity and Capital Resources, Page 17

 11.     Please revise your disclosures to clarify the impact you expect your transactions with Citibank, N.A. on cash flows and your liquidity position in future periods.

  Response: In its future Form 10-Q filings for 2006 and Form 10-K filing for 2006, Federated proposes to include in its MD&A overview disclosure similar to the following with respect to its transactions with Citibank:

  The transactions under the Purchase Agreement have provided the Company with significant liquidity (i) through receipt of the purchase price (which included a premium) for the divested credit card accounts and related receivable balances and (ii) because the Company will no longer have to finance significant accounts receivable balances associated with the divested credit card accounts going forward, and will receive payments from Citibank immediately for sales under such credit card accounts. Although the Company's future cash flows will include payments to the Company under the Program Agreement, these payments will be less than the net cash flow that the Company would have derived from the finance charge income generated on the receivables balances, net of the interest expense associated with the Company's financing of these receivable balances.

Consolidated Financial Statements

Note to Consolidated Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies

General

12.     You disclose in the fourth paragraph on page 13 your introduction in fiscal 2005 of a new nationwide Macy's customer loyalty program called Star Rewards. Please explain to us in more detail how this program operates, the benefits you offer customers under the program, and your policy for accounting for the cost of the benefits that you offer customers under the program. Please also disclose your accounting policy for the discounts customers earn under this new program. Refer to EITF 00-22.

  Response: Under the Star Rewards program (predecessor Macy's programs and a similar program for Bloomingdale's), customers receive rewards based on their spending. Upon reaching certain levels of qualified spending, customers automatically receive certificates to apply toward future purchases. Federated expenses the estimated net amount of the certificates that will be earned and redeemed as the certificates are earned, based on historical data from predecessor programs.

  In future filings of its Form 10-K, Federated proposes to include disclosure similar to the following with respect to its accounting policy for rewards that customers receive under the Star Rewards program:

  The Company maintains customer loyalty programs in which customers are awarded certificates based on their spending. Upon reaching certain levels of qualified spending, customers automatically receive certificates to apply toward future purchases. The Company expenses the estimated net amount of the certificates that will be earned and redeemed as the certificates are earned.

13.     Please disclose your accounting policy for the gift cards, including the timing of your recognition of revenue and whether they have an expiration date. Please also tell us and disclose for all periods presented your remaining liability for amounts due customers on gift cards purchased.

  Response: In its future filings on Form 10-K, Federated proposes to include disclosure similar to the following with respect to its accounting policy for the sale of gift cards:

  At the time gift cards are sold, the Company records an accrued liability to customers. When gift cards are redeemed, the Company recognizes revenue equal to the amount redeemed. Gift cards generally expire within two years after the date of issuance, except in states where gift cards are prohibited by law from expiring.

  Remaining liabilities associated with gift cards are included in Note 11 to the Notes to Consolidated Financial Statements in the line item "Liabilities to customers."

14.     We note your disclosure in Note 6 and that on page F-11 that finance charge income is treated as a reduction of selling, general and administrative expenses. Please revise your disclosure to include the remaining information required by SAB Topic 8:B. See Examples 1 and 2 of this SAB Topic for acceptable disclosure formats.

  Response: The finance charge income disclosed in Note 6 is gross finance charge income. Federated has historically recorded gross finance charge income as a reduction of SG&A expense because the expense components associated with Federated's consumer credit operations were included in SG&A expense. Federated believes that its reporting practices in this regard satisfied the disclosure requirements of SAB Topic 8:B. Moreover, as a result of Federated's sales of its credit card accounts and related receivables to Citibank, Federated will not record any significant finance charge income in future periods.

15.     Please tell us in more detail how you determined that you have only one reportable segment under SFAS 131. We note that you have two major department stores, Macy's and Bloomingdale's, as well as income finance charges and income from leased departments in each store. Please supplement your response by providing us with a representative sample of current internal reports that management uses to assess the performance of your business such as internal financial statements, budgets, and other items like flash reports. In this regard, please explain to us in detail your operating segments and provide us with three years of sales information for each operating segment you have identified, along with three years of profit (loss) and margin history, and asset information for each operating segment you have identified. Also refer to EITF 04-10. We may have further comment.

  Response: Federated believes that it operates solely within a single operating segment. Federated believes that the treatment of all of its operations as a single operating segment is consistent with the principles and objectives of aggregation under paragraph 17 of SFAS No. 131. The example the FASB uses to demonstrate the aggregation criteria is that of a retail chain that "may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others."

  Federated operates two major department store brands through eight operating divisions: "Macy's" and "Bloomingdale's." All department stores, regardless of nameplate, report to Federated's Vice Chair of Stores, who is the chief decision maker. Both nameplates have the same business activities and operate in a similar economic and regulatory environment. Both nameplates also share many of Federated's systems in conducting their operations. For example, both nameplates share Federated's point-of-sale and customer delivery systems and use common distribution centers. The merchandise mix of these nameplates is not materially different. For example, both nameplates sell much of the same major vendor products (e.g., Lauder and Ralph Lauren) and Federated private label merchandise. However, local markets may dictate some variations in colors and styles. The customers of the nameplates have similar demographics, often carry credit cards of each nameplate and often frequent both nameplates. In fact, Federated uses similar marketing techniques and promotions aimed at customers of both of the nameplates. In addition, the economic characteristics (gross margins, operating income, etc.) of the nameplates are so similar that Federated expects them to have essentially the same future prospects.

  Under separate cover, Federated will provide to the Staff historical and projected gross margin rates for its operating divisions.

  Federated's leased departments (operated by licensees under license agreements) are an integral part of Federated's department store operations. The overall merchandise mix maintained by Federated department stores includes the merchandise sold by its licensed departments. Likewise, the customers of Federated department stores are the customers of its licensed departments. In addition, licensed departments have the same business activities and operate in a similar economic and regulatory environment as Federated's department stores, and commissions from licensed departments are recorded on a net basis within the sales line.

  As noted above, as a result of Federated's sales of its credit card accounts and related receivables, Federated will not record any significant finance charge income in future periods.

  Under separate cover, Federated will provide to the Staff representative samples of current internal reports that its management uses to assess the performance of Federated's business.

16.     Please disclose your accounting policy for recognizing income from lease departments, including the basis for commissions collected, if any, on lease department sales. Refer to SAB Topic 8:A for guidance.

  Response: In its future filings on Form 10-K, Federated proposes to include disclosure similar to the following with respect to its accounting policy for recognizing income from licensed departments:

  The Company licenses third parties to operate certain departments in its stores. The Company receives commissions from these licensed departments based on a percentage of net sales. Commissions are recognized as income at the time merchandise is sold to customers.

17.     We note your disclosure on pages F-12 and F-13 that you receive cash or allowances from merchandise vendors in connection with your purchase of their products and certain cooperative advertising and marketing programs. In this regard, please tell us and revise your disclosure to clarify to us for specific each type of allowance exactly when you earn the cash or credit allowance amount you receive from vendors so that your policy disclosure clearly explains the timing of your recording of these allowances during each period. Please also disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. We believe that you should also include in your revised disclosures the following additional information:
    the number of vendors and the length of time of the agreements;
    the terms and conditions of the agreements;
    a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;
    in management's discussion and analysis the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
    the dollar amount of the excess that you recorded in cost of merchandise sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs. Please show us in your supplemental response what your revised disclosures will look like.

Response: Federated receives binding allowances from certain of its vendors in support of the merchandise it purchases for resale. Federated receives certain allowances as reimbursement for markdowns taken and/or to support the gross margins earned in connection with the sales of vendors' merchandise. These allowances are generally credited to cost of sales at the time the merchandise is sold to customers.

Federated also receives advertising allowances from certain of its merchandise vendors pursuant to cooperative advertising programs. These allowances represent reimbursements of costs incurred by Federated to promote the vendors' merchandise. These allowances are netted against advertising and promotional costs when the related costs are incurred.

Federated does not believe that disclosure of the amount of the foregoing vendor allowances would be meaningful to investors. Moreover, this information constitutes confidential financial information, the disclosure of which would have an adverse effect on Federated's competitive position. Accordingly, Federated does not believe that disclosure of such information is necessary.

The various allowances received by Federated arise from arrangements with numerous vendors and are subject to varying terms and conditions. Accordingly, Federated does not believe it is practical to quantify the number of vendors or to summarize the terms and conditions of the various arrangements. In addition, Federated cannot make a blanket statement as to whether it would continue to incur the same level of advertising expenditures if vendors did not reimburse Federated for a portion of the expense. Advertising expenditures are dependent upon, among other things, the particular products and marketplace circumstances at the time advertising decisions are made.

The amount of excess cooperative advertising allowances recorded in cost of sales, as required by EITF Issue No. 02-16, is insignificant.

In its future Form 10-K filings, Federated proposes to include disclosure similar to the following with respect to allowances it receives from certain of its vendors in support of the merchandise it purchases for resale:

The Company receives various allowances from certain of its vendors in support of the merchandise it purchases for resale. The Company receives certain allowances as reimbursement for markdowns taken and/or to support the gross margins earned in connection with the sales of vendor merchandise. These allowances are generally credited to cost of sales at the time the merchandise is sold in accordance with EITF Issue No. 02-16. The Company also receives advertising allowances from certain of its merchandise vendors pursuant to cooperative advertising programs. These allowances represent reimbursements of costs incurred by the Company to promote the vendors' merchandise and are netted against advertising and promotional costs when the related costs are incurred in accordance with EITF Issue No. 02-16.

 18.     Please disclose when you perform the annual goodwill impairment test required by paragraph 26 of SFAS 142.

  Response: In its future Form 10-K filings, Federated proposes to enhance its disclosure by including language similar to the following with respect to annual impairment testing of goodwill and intangible assets:

  Goodwill and intangible assets having indefinite lives are not being amortized to earnings, but instead are subject to periodic testing for impairment. Goodwill and other intangible assets not subject to amortization of a reporting unit are tested for impairment annually at the end of the fiscal month of May, and more frequently if certain indicators are encountered. Intangible assets with determinable useful lives are amortized over their estimated useful lives. These estimated useful lives are evaluated annually to determine if a revision is warranted.

Note 2. Acquisition, Page F-16
Note 9. Goodwill and Other Intangible Assets, Page F-25

 19.     Please disclose the factors that contributed to a purchase price that resulted in the recognition. It appears that you may not have identified all of the intangible assets that meet the criteria for recognition apart from goodwill as noted in paragraph 39 of SFAS 141. Please also tell us the process you used to identify all intangible assets including those related to supplier and customer relationships. Please also explain to us how you determined the fair value of favorable and unfavorable lease agreements. Refer to paragraphs A14 to A28 of SFAS 141. Also, refer to EITF 02-17.

  Response: Please see our response to comment 20 below.

20.     We note that your disclosure of the preliminary purchase price allocation on page F-17 and your plans to retain and convert approximately 460 of the 500 acquired May department stores to the Macy's nameplate during 2006. Please disclose the factors that contributed to a purchase price that resulted in the recognition of $9.3 billion in goodwill. It appears that you may not have identified all of the intangible assets that meet the criteria for recognition apart from goodwill as outlined in paragraph 39 of SFAS 141. Please tell us the process you used to identify all of the intangible assets, including those related to supplier and customer relationships, particularly in light of the number of customer account information acquired in the transaction. Please also tell us how you determined the fair value of the favorable and unfavorable lease agreements, the results of this analysis and why.

  Response: The $11.7 billion purchase price represents a negotiated purchase price determined on an arm's length basis. In negotiating the purchase price, Federated's board of directors focused on the strategic benefits of the transaction. In that regard, the Federated board's focus was on the value that was expected to result from the acquisition and transformation of May's department stores into "Macy's" or "Bloomingdale's" stores. In light of the various strategic, competitive, economic and other factors supporting its decision to approve the May transaction, Federated's board of directors did not place undue emphasis on the fair value of the net assets to be acquired as that concept is construed and applied for purposes of purchase accounting.

  The purchase price was allocated to the assets acquired and liabilities assumed using the guidance of SFAS 141. In accordance with this guidance, the purchase price was allocated to identifiable assets acquired and liabilities assumed to the extent such allocations were currently factually supportable. Federated engaged a nationally-recognized consulting firm to assist it in the identification and valuation of intangible assets assumed. The principal intangible assets identified included tradenames, brand names, favorable and unfavorable leasehold interests, customer lists and customer relationships.

  Relatively little value was assigned to the May tradenames and brand names because Federated's strategy was (and remains) to rebrand all of the May store tradenames (other than tradenames to be divested and included in discontinued operations) and utilize Federated's existing merchandise assortment. In addition, Federated did not assign value to May's supplier relationships because May's relationships were primarily with suppliers with whom Federated already had relationships or with suppliers that Federated did not intend to use following the acquisition.

  The fair value of the favorable and unfavorable leasehold interests was determined by the consulting firm by comparing the contractual rent payments under the lease agreements to available market rents, qualified to be the rental income that would be received assuming the leased properties were released to a similar tenant given the market conditions as of the acquisition date. For each of the leaseholds, the contract rent was compared with the estimated market rent during each month of the lease term in order to calculate the fair value of the above/below market leases. Any difference over the lease term was discounted back to current dollars at an appropriate discount rate. In reaching the fair value of the leases, certain assumptions were applied, including assumptions related to contractual rent, market rents, at-market leases, renewal options, market rent escalations, sales growth, discount rate and income taxes. Using this methodology, as of the acquisition date, the fair value of the leasehold interests was $420 million for favorable below market leaseholds and ($9) million for unfavorable above market leaseholds, for a combined net leasehold interest of $411 million.

  After allocating the purchase price to the assets acquired, including identified intangible assets, and liabilities assigned, the residual purchase price was allocated to goodwill.

Form 10-Q for the quarter ended April 29, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the 13 Weeks Ended April 29, 2006 and April 30, 2005

 21.     Please explain to us and disclose why gross margin decreased from 40.2% to 38.7%, or 1.5 percentage points during the quarter ended April 30, 2006 when compared to the prior year. Your use of "percentage of sales data" to explain significant changes during the period is not always an effective or clear approach to communicating the reason for changes in costs and expenses. In future filings, please revise your disclosure to quantify in dollars the impact of each business reason that contributed to the overall change in each major line item, including gross margin, and the general, administrative and store expense line items. Refer to Item 303(a)(3) of Regulation S-K.

Response: Gross margin decreased from 40.2% to 38.7%, or 1.5 percentage points, during the quarter ended April 30, 2006, as compared to the same period in 2005 as a result of merchandise markdowns in legacy May locations that were necessary to improve aging and transition to the Macy's merchandise assortment.

With respect to Federated's proposed disclosure in future filings, please see the response to Comment 5 above.

* * * * * * *

Federated hereby acknowledges that:
  Federated is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and
  Federated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

     If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3704, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc: Karen M. Hoguet, Federated
Dennis J. Broderick, Federated
Padma T. Cariappa, Federated
Linda J. Balicki, Federated
Joel A. Belsky, Federated

Appendix A

Supplemental Response to Comments 5 and 9

Results of Operations

     Comparison of the 52 Weeks Ended January 28, 2006 and the 52 Weeks Ended January 29, 2005. Net income for 2005 increased to $1,406 million compared to $689 million for 2004. Net income for 2005 includes income from discontinued operations of $33 million. The increase in income from continuing operations in 2005 reflects the $480 million gain on the sale of credit card accounts and receivables as well as the impact of the acquisition of May.

     Net sales for 2005 totaled $22,390 million, compared to net sales of $15,776 million for 2004, an increase of $6,614 million or 41.9%. Net sales for September 2005 through January 2006 include the continuing operations of May, which represented $6,473 million. On a comparable store basis (sales from Bloomingdale's and Macy's stores in operation throughout 2004 and 2005 and all Internet sales and mail order sales from continuing businesses), net sales increased 1.3% compared to 2004. Sales in 2005 were strongest at Bloomingdale's and Macy's Florida. Sales of the Company's private label brands continued to be strong in 2005 in all Macy's-branded stores. By family of business, sales in 2005 were strong in shoes, handbags, cosmetics and fragrances and men's and women's sportswear. The weaker businesses during 2005 continued to be in the home-related areas.

     Cost of sales was $13,272 million or 59.3% of net sales for 2005, compared to $9,382 million or 59.5% of net sales for 2004. Cost of sales for September 2005 through January 2006 include the continuing operations of May, which represented $3,894 million or 60.2% of May net sales.   Included in cost of sales for 2004 were $36 million of markdowns, 0.2% of net sales, associated with the Macy's home store centralization and the Burdines-Macy's consolidation in Florida. The cost of sales rate in 2005 was essentially flat with the cost of sales rate in 2004, excluding the impact of the markdowns in 2004. These markdowns were primarily related to merchandise that was being sold at Macy's-branded stores and which was not reordered following the Burdines-Macy's consolidation and home store centralization. Gross margin for 2005 reflects $25 million of inventory valuation adjustments related to the integration of May and Federated merchandise assortments. The valuation of department store merchandise inventories on the last-in, first-out basis did not impact cost of sales in either period.

     Selling, general and administrative ("SG&A") expenses were $6,980 million or 31.2% of net sales for 2005, compared to $4,994 million or 31.6% of net sales for 2004. SG&A expenses for September 2005 through January 2006 include the continuing operation of May, which represented $1,951 million or 30.1% of May net sales. Included in SG&A expenses for 2004 were approximately $63 million of costs, 0.4% of net sales, incurred in connection with store closings, the Burdines-Macy's consolidation and the home store centralization. The SG&A rate in 2005 was negatively impacted by the sale of the FDS Credit Assets.

     May integration costs for 2005 amounted to $169 million, primarily related to impairment charges for certain Macy's stores to be closed and sold.

     A pre-tax gain of approximately $480 million was recorded in 2005 in connection with the sale of the FDS Credit Assets.

     Net interest expense was $380 million for 2005, compared to $284 million for 2004. The increase in interest expense during 2005 as compared to 2004 is due to the increased levels of borrowings associated with the acquisition of May, offset in part by the reduction in receivables-backed borrowings due to the sale of the FDS Credit Assets. Net interest expense for 2005 includes $17 million of interest income related to the settlement of various tax examinations. Net interest expense for 2004 includes $59 million of costs associated with the repurchase of $274 million of the Company's 8.5% senior notes due 2010.

     The Company's effective income tax rates of 32.8% for 2005 and 38.3% for 2004 differ from the federal income tax statutory rate of 35.0%, and on a comparative basis, principally because of the reduction in the valuation allowance associated with capital loss carryforwards, the settlement of various tax examinations and the effect of state and local income taxes. Federal, state and local income tax expense for 2005 benefited from approximately $85 million related to the reduction in the valuation allowance associated with the capital loss carryforwards realized as a result of the sale of the FDS Credit Assets and $10 million related to the settlement of various tax examinations.

     For 2005, income from the discontinued operations of the acquired Lord & Taylor and bridal group businesses, net of income taxes, was $33 million on sales of approximately $957 million.